October 12, 2001

DIRECTORS’ REPORT

Dear Shareholders:

The Company’s 2001 annual general meeting has been scheduled for Thursday, November 22, 2001 at 10:00 a.m. at Salon #216, Holiday Inn Vancouver Airport, 10720 Cambie Road, Richmond, BC, V6X 1K8. Accompanying this letter is the Company's Information Circular and audited financial statements which are being furnished to you for the shareholders meeting.

The following is a Progress Report on the Company from the date of its last annual meeting, held on November 20, 2000 to October 12, 2001:

November 29, 2000 – The Company announced that a total of 45,547 feet of drilling has been completed this year on the Gil Claim joint venture property.

2000 Totals for Phase I and Phase II are as follows:

RC -	95 holes for a total of	29,768’
Core -	33 holes for a total of	15,762’

-----------------
Total -	128 holes for a total of	45,547’

Potential economic assays exceeding 0.02 ounces gold per ton are as follows:

All other assays drilled this year are attached.

MAIN GIL
Hole #	From	To	Feet	OPT	Hole #	From	To	Feet	OPT	Hole #	From	To	Feet	OPT
143	60'	75'	15’	0.0333	168	0'	30'	30'	0.0365	177	210'	275'	65'	0.0362
143	270’	340’	70’	0.0228	168	135'	160'	25'	0.0312
										179	85'	95'	10'	0.2250
158	505'	530'	25'	0.0570	173	25'	65'	40'	0.0767	179	115'	130'	15'	0.0573
158	175'	185'	10'	0.0500	173	80'	120'	40'	0.0321	179	170'	180'	10'	0.0410
					173	125'	140'	15'	0.0286
161	305'	370'	65'	0.0545						180	35'	65'	30'	0.0371
161	395'	425'	30'	0.0396	174	180'	200'	20'	0.0257	180	140'	195'	55'	0.0438
161	210'	225'	15'	0.0623
					175	110'	135'	25'	0.1662	181	220'	240'	20'	0.0545
166	0'	15'	15'	0.0396	175	195'	210'	15'	0.0276	181	265'	285'	20'	0.0375

167	100'	130'	30'	0.1071	176	400'	485'	85'	0.0549	182	80'	110'	30'	0.0895
167	175'	250'	75'	0.0441	176	505'	515'	10'	0.0500
										190	10'	20'	10'	0.0370

MAIN GIL cont.
Hole #	From	To	Feet	OPT	Hole #	From	To	Feet	OPT	Hole #	From	To	Feet	OPT
195	100'	110'	10'	0.0950	206	5'	15'	10'	0.0420	213	80'	95'	15'	0.1490
195	335'	360'	25'	0.0244	206	30'	75'	45'	0.0816	213	125'	145'	20'	0.0637
195	395'	440'	45'	0.0321	206	195'	215'	20'	0.0412
					206	235'	275'	40'	0.0208	214	245'	265'	20'	0.0472
196	195'	205'	10'	0.0655	206	300'	325'	25'	0.1064
196	645'	660'	15'	0.0310						215	440'	450'	10'	0.0300
					207	210'	230'	20'	0.0400
199	25'	65'	40'	0.0213	207	335'	350'	15'	0.0326	230	185'	195'	10'	0.0310
										230	225'	235'	10'	0.0465
201	5'	80'	75'	0.1382	209	75'	90'	15'	0.0596
201	205'	255'	50'	0.0849						232	120'	165'	45'	0.0396
201	320'	330'	10'	0.1060	211	5'	25'	20'	0.0635
										239	90'	110'	20'	0.0477
205	170'	225'	55'	0.0406	212	215'	225'	10'	0.0345	239	435'	450'	15'	0.0500
					212	235'	250'	15'	0.0436
										240	25'	55'	30'	0.0318

NORTH GIL
Hole #	From	To	Feet	OPT	Hole #	From	To	Feet	OPT	Hole #	From	To	Feet	OPT
162	0'	10'	10'	0.0585	183	290'	300'	10'	0.0385	222	215'	230'	15'	0.1766
										222	275'	285'	10'	0.0555
163	325'	335'	10'	0.0580	192	45'	65'	20'	0.0350
					192	140'	155'	15'	0.0326	223	155'	175'	20'	0.0430
164	210'	225'	15'	0.0390	192	195'	215'	20'	0.0315
164	250'	260'	10'	0.0660						226	85'	100'	15'	0.0390
164	325'	340'	15'	0.0316	193	15'	25'	10'	0.0305	226	135'	165'	30'	0.0385
					193	245'	255'	10'	0.1885
169	135'	150'	15'	0.0310	193	305'	315'	10'	0.0740	227	130'	140'	10'	0.0705
169	330'	440'	110'	0.1217	193	440'	450'	10'	0.1035	227	195'	240'	45'	0.0727

170	65'	75'	10'	0.0445	194	170'	180'	10'	0.0900	233	320'	375'	55'	0.0414

171	40'	60'	20'	0.0287	220	145'	170'	25'	0.0350	234	280'	295'	15'	0.1093
171	150'	175'	25'	0.1582	220	185'	195'	10'	0.0300	234	350'	365'	15'	0.0296
171	365'	385'	20'	0.0405
					221	80'	90'	10'	0.0645	238	215'	280'	65'	0.1237
172	55'	70'	15'	0.0300	221	120'	135'	15'	0.0300	238	300'	310'	10'	0.0350
172	85'	105'	20'	0.0477	221	145'	160'	15'	0.1643	238	390'	400'	10'	0.0375
172	145'	160'	15'	0.0316	221	185'	195'	10'	0.0575
					221	275'	285'	10'	0.0670	241	15'	30'	15'	0.0250

The above assays are for the Phase II drilling only. Phase I results were reported in the Company’s news release on April 18, 2000.

The Company’s joint venture partner, Kinross Gold Corporation, has commenced designing detailed exploration plans for 2001 to further advance the project.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl Resources owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil claims joint venture property.

March 13, 2001 – The Company announced that it has completed an agreement with IBK Capital Corp. (“IBK”) to endeavor to raise $1,000,000 on terms and conditions acceptable to Teryl Resources Corp. The funds will be used for further development work on the Fairbanks, Alaska joint venture Gil gold mineral prospect and for working capital purposes.

The Gil joint venture is divided into two mineralized zones, the Main Gil and the North Gil a total of 45,547 feet of drilling has been completed last year on the Gil Claims (see news release dated November 29, 2000 for details).

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil claims joint venture property.

June 14, 2001 – The Company issued a progress report on the oil and gas wells located in Burleson, Texas by our operator Union Pacific. The production for the Herrman Roy #4 well produced 1,419.70 barrels of oil and 6,129 MCF of gas from January to May of this year. The Jancik #1 well produced 7,675.89 barrels of oil and 1,708 MCF of gas from January to May of this year. The increase in production was due to a recent reworking of these wells.

Teryl Resources Corp. is currently negotiating and seeking additional oil and gas prospects for the near future.

September 24, 2001 – The Company announced that International Diamond Syndicate (40% owned by Teryl Resources Corp., 40% owned by Berkshire and 20% owned by Geodex) along with its partners Major General Resources and SouthernEra Resources Ltd. (collectively “MIS Group”) have optioned the Misty Lake property to BHP Diamonds. Negotiations over the past five months were successful because of the co-operation of all the participants.

The Misty Lake Property consisting of 35 claims covering about 71,600 acres is situated immediately to the south of the Mountain Province – De Beers Kennady Lake Project, about 300 kilometres east of Yellowknife, NWT, or 150 kilometres southeast of the Ekati Diamond Mine. De Beers is currently completing final evaluation of diamonds on four kimberlites on the Kennady Lake property to determine grade and value prior to a formal feasibility study.

BHP will immediately commence a detailed, helicopter borne magnetic-electromagnetic survey over the entire property. Previous work on the property has identified strong indicator mineral assemblages indicative of diamondiferous kimberlites.

The combined magnetic-EM surveys have not previously been flown over the Misty Lake Property. It is now well established in the NWT that some kimberlites respond to both geophysical techniques while others respond only to either magnetic or electromagnetic signals. It is believed that the four main Kennady Lake kimberlite pipes, which are located as close 20 Kilometres to the Misty Lake Property, were located using these techniques in combinations with anomalous till indicator minerals.

At the present time, the Misty Lake Property interests are SouthernEra Resources Ltd. 60%, Major General Resources Ltd. 24% and the International Diamond Syndicate 16%. BHP have the right to earn an incremental interest in the property under the following work schedule:

BHP will complete the detailed geophysical survey as soon as practicable at its cost. Once results are evaluated, BHP will select targets which it considers may be kimberlites for drill testing. BHP must then drill test up to at least 10 of these targets within a 2 year period from date of signing. If a kimberlite is encountered, BHP is immediately vested with a 35% interest in the property. BHP may increase its interest in the property to 51% if it completes 200 tonne mini-bulk test sample on any one kimberlite for diamond content and valuation.

The MIS Group understand that BHP have selected a suitable contractor and the helicopter borne geophysical survey is set to commence immediately.

A location map of the Misty Lake Property is available for viewing on Major General’s website www.majorgeneral.com.

Holders of common shares of record at the close of business on October 12, 2001 are eligible to vote at the November 22, 2001 annual general meeting. Please mark, sign, date and mail the accompanying proxy, whether or not you expect to attend the meeting in person. If you are a registered shareholder (ie: your shares are registered in your name, not held in broker’s name) you may revoke your proxy at the meeting should you be present and desire to vote your shares in person, and you may revoke your proxy for any reason at any time prior to the voting thereof, either by written revocation prior to the meeting or by appearing at the meeting and voting in person. Your co-operation is respectfully solicited and your continued support appreciated.

On Behalf of the Board of Directors of
TERYL RESOURCES CORP.

"John G. Robertson”

John G. Robertson,
President